Exhibit 4.47

[TRANSLATION]

PERSONAL AND CONFIDENTIAL

Friday, December 15, 2023

Jocelyn Lafond

General Counsel and Corporate Secretary

Theratechnologies Inc.

RE:	Salary Increase 2024

Dear Jocelyn,

In recognition of your significant contributions this year, I am pleased to confirm that effective December 1, 2023, your gross annual salary has been increased to CA$356,723.98, which is a 3.7% increase. This new salary will be retroactive to December 1, 2023.

In addition, your annual bonus will increase from 33% to 40% in 2024. Your 2023 annual bonus will be confirmed and paid to you in the first quarter of 2024, as discussed earlier this year.

I would like to thank you once again for your contribution to Theratechnologies this year and wish you a successful 2024!

Best regards,

/s/ Paul Lévesque
Paul Lévesque
President and Chief Executive Officer